AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.1	Date	2
1.2	Overview	3
1.3	Selected Annual Information	25
1.4	Summary of Quarterly Results	25
1.5	Results of Operations	25
1.6	Liquidity	27
1.7	Capital Resources	27
1.8	Off-Balance Sheet Arrangements	27
1.9	Transactions with Related Parties	27
1.10	Fourth Quarter	29
1.11	Proposed Transactions	29
1.12	Critical Accounting Estimates	29
1.13	Changes in Accounting Policies including Initial Adoption	29
1.14	Financial Instruments and Other Instruments	29
1.15	Other MD&A Requirements	29
1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue	29
1.15.2	Disclosure of Outstanding Share Data	30
1.15.3	Disclosure Controls and Procedures	30
1.15.4	Internal Controls over Financial Reporting Procedures	30
1.15.5	Limitations of Controls and Procedures	31
1.16	Risk Factors	31

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2019, and the unaudited condensed consolidated interim financial statements (the “Financial Statements”) of the Company for the three months ended June 30, 2019, both of which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of August 21, 2019.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43-101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, and adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource exists, or is economically or legally mineable.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.2	Overview

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence value creation.

Through its 2017 and 2018 work programs Amarc substantially advanced its 100% owned IKE, DUKE and JOY porphyry copper deposit districts located in southern, central and northern BC, respectively. Each of these copper districts have proximity to industrial infrastructure, power, rail and highways. The IKE, DUKE and JOY Projects have significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

LOCATION OF THE COMPANY'S IKE, DUKE AND JOY PROJECTS

YUKON
NORTHWEST TERRITORIES
CANADA
JOY
DUKE
IKE
USA
Atlin
Fort Nelson
Dease Lake
Red Chris
JOY
Schaft
Galore
ALASKA
Kemess North
Kemess South
Mitchell
Sulphurets
Iron Cap
Kerr
Fort St. John
Stewart
ALBERTA
Morrison
DUKE
Bell
Granisle
Mt. Milligan
Smithers
Prince Rupert
Prince George
Berg
Endako
Huckleberry
BRITISH
COLUMBIA
Mt. Polley
Gibraltar
Bella Coola
Williams Lake
New Prosperity
IKE
Maggie
Afton
Golden
Kamloops
Gold Bridge
Ajax
Valley
Bethlehem
Island Copper
Brenda
Kelowna
Cranbrook
Hope
Vancouver
Copper Mtn.
Victoria
USA
Legend
Operating Mines
Depleted Mines
Projects
Highway
N
300 Kilometres

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry copper mines. Work at the IKE deposit discovery has delineated a copper-molybdenum-silver mineralized system, measuring approximately 3.5 km by 2 km, through combined induced polarization chargeability (“IP”) surveys, talus geochemical sampling and the drilling of 26 core holes within a portion of the mineralized system.

The IKE deposit discovery has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at operating BC porphyry copper (± molybdenum ± gold ± silver) mines. In 2018 Amarc completed five very widely-spaced drill holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall IKE mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. In addition, at least five significant porphyry copper deposit targets have been established within 10 km of the IKE discovery that remain to be fully explored.

Amarc is planning further drilling with the goal of delineating the IKE mineral system and establishing a resource, and is evaluating porphyry copper-gold deposit targets located proximal to the IKE discovery.

Amarc’s DUKE deposit and an adjacent 704 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. DUKE has been intermittently explored by prior operators with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization that remains open both laterally and to depth.

Seven of the eight holes drilled by Amarc have successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. A single hole was drilled 1 km north of the seven other Amarc holes at DUKE in order to test a geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The mineralized system as outlined by the IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west. Amarc is considering how best to undertake the drilling required to delineate the geometry and grade distribution of the DUKE discovery.

In addition to the DUKE deposit, Amarc has strategically secured certain mineral claims in the region to cover other important porphyry copper-gold deposit targets for field assessment and drill testing. Amarc completed a comprehensive evaluation of government regional datasets in order to delineate these high potential targets for follow up.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Amarc’s 464 km2 JOY mineral property lies 310 km north of Mackenzie in a region of BC considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the Kemess District, host to the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. purchased the Kemess District from AuRico Metals Inc. for $310 million.

Amarc considers the extensive JOY Project claim holdings to be significantly underexplored, and to represent the northern extension of the Kemess gold-copper district. Highly favourable geology, geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in substantially narrowing the exploration focus.

Extensive airborne and ground surveys were completed in 2018 - the first season of exploration activity at the expanded JOY Project (see Amarc news releases August 29, 2017 and December 27, 2017). Works included an airborne magnetics survey and systematic IP, geochemical and geological surveys over the more than 10 deposit-scale targets previously identified within and adjacent to the Finlay Magnetic Corridor. Results have confirmed a number of new, high potential porphyry gold-copper deposit targets which now require drilling.

Amarc is committed to unlocking the emerging value of the IKE, DUKE and JOY copper districts and is working to secure funding partners in order to: drill the current deposit discoveries at IKE and DUKE to establish the grade and geometry of the mineralization; and also drill new high potential targets at JOY with the goal of making a significant porphyry copper-gold deposit discovery. The team is also looking to opportunistically acquire new projects within stable jurisdictions.

Amarc works closely with local governments, Indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and in a manner that contributes to sustainable community and economic development.

Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project (comprising the IKE, Granite, Juno and Galore Properties)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE Project.

The IKE deposit discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets, have the potential to possess the grades and tonnages necessary to develop into an important new BC mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover other compelling deposit targets, as well as potential infrastructure sites.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

IKE Deposit

The IKE Project is located approximately 33 km northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central BC. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. All 26 wide-spaced core holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes and 2018 5 holes for a total of 15,454 m) have intersected long intervals of chalcopyrite and molybdenite mineralization, with grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. Copper, molybdenum and silver mineralization has been intersected over an increasingly broad area measuring 1.2 km m east-west by 1.0 km north-south, and 875 m vertically. The drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Notably the drilling completed to date has tested only a portion of the over plus 9 km2 IKE hydrothermal system. In 2018, Amarc completed a $1.6 million drill program comprising five very widely-spaced core holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. The Company is currently planning for an expanded drill program with the goal of further delineating the known mineralization at IKE.

Highlights from the drill programs completed at IKE include:

SELECTED ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
14001	247	0.42	0.28	0.030	2.0
14002	123	0.41	0.32	0.017	2.5
14003	92	0.41	0.31	0.020	2.1
14005	194	0.49	0.30	0.046	0.8
14006	308	0.40	0.26	0.032	1.8
14008	97	0.46	0.32	0.030	2.2
15010	124	0.45	0.34	0.022	3.2
15012	214	0.37	0.26	0.023	2.2
15013	592	0.44	0.30	0.032	2.1
15014	86	0.48	0.33	0.032	2.2
15018	111	0.36	0.30	0.010	2.3

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

SELECTED ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
16020	148	0.54	0.39	0.030	2.9
16021	287	0.39	0.30	0.017	2.2
18022	138	0.40	0.28	0.024	2.1
18025	222	0.46	0.35	0.022	2.4
18026	147	0.44	0.26	0.042	1.9

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculated using: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$18.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

Assay results from all of Amarc's 2014, 2015, 2016 and 2017 drill holes are summarized in the Management’s Discussion and Analysis for the Six Months ended September 30, 2017 and the Nine Months Ended December 31, 2017 filed on www.sedar.com, and those for the 2018 drilling in the Company’s new release dated November 6, 2018.

Notably, IP geophysical work undertaken in 2017 showed the IKE mineralized system to be much larger than originally thought and is now known to extend for at least 3.5 km east-west by 3 km north-south, as outlined by IP surveys and talus fines geochemical sampling. Central to this large sulphide-mineralized system are the 26 discovery core holes drilled by Amarc and as described above. Maps, cross sections and figures illustrating the full extent of the IKE mineralized system and its potential are presented in the corporate presentation on the Amarc website at www.amarcresources.com.

Like many major porphyry deposits, the IKE deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade copper and molybdenum concentrates by standard flotation processing.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

IKE District Targets

At least five significant porphyry copper (± gold ± molybdenum ± silver) deposit targets have been established within 10 km of the IKE deposit by Amarc’s exploration from 2014 through 2017, and also from data in reports from sporadic historical exploration in the region by previous operators. Results from Amarc’s district-wide, geophysical, geochemical, geological surveys and wide-spaced drilling on select targets are summarized in the Management’s Discussion and Analysis for the Nine Months Ended December 31, 2017 and for the Year Ended March 31, 2018 filed on www.sedar.com.

The district surveys defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, which occurred over an exceptionally long period of 46 million years. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum-silver dominated.

One of the significant porphyry copper deposit targets drill tested in 2017 was at Rowbottom - a promising target located 4.5 km northwest of the IKE deposit. Rowbottom was tested with a single drill hole, which intersected significant intervals of porphyry copper-molybdenum mineralization hosting elevated silver and gold values, which are cut by a number of post mineral dykes. This hole was drilled into an IP anomaly measuring 1.3 km by 1.0 km that remains open for further surveying. Additional drilling is required both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit. Assay results from hole RB17001 are tabulated below.

ROWBOTTOM 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
RB17001	-50	90	63	129	66	0.40	0.29	0.006	4.1	0.08
			333	354	21	0.51	0.38	0.007	4.3	0.11

1	Copper equivalent (CuEQ) calculations in both tables above use metal prices: Cu US$3.00/lb, Mo US$12/lb, Ag US$18/oz and Au US$1,300/oz (when reported). Metallurgical recoveries and net smelter returns are assumed to be 100%. Note that Au is included in the CuEQ calculations in respect to Rowbottom and DUKE but not for the IKE deposit or Mad Major.
2	Widths reported are drill widths, such that the true thicknesses are unknown.
3	All assay intervals represent length weighted averages.
4	Some figures may not sum exactly due to rounding.

The Company is currently evaluating porphyry copper-gold deposit targets located proximal to the IKE discovery with the goal of making additional deposit discoveries.

IKE Project Agreements

The mineral claims comprising the Juno Property were staked and are owned 100% by Amarc. The property acquisition agreements relating to the IKE, Galore and Granite Properties, which together with the JUNO Property comprise the IKE Project, are outlined below.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

The material terms of the former agreements with and the terms under which Thompson Creek Metals Inc. (“Thompson Creek”) and Hudbay Minerals Inc. (“Hudbay”) relinquished their options to earn up to a 50% and a 60% interest in the IKE Project, respectively, and the three mineral property acquisition agreements relating to the IKE and district properties are set out below. The remaining royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in the $2 million to $4 million range).

IKE Project Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek could earn an initial 30% interest in the IKE Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 and $2 million for 2016 were funded. For each $5 million of project expenditures funded, Thompson Creek would incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore Property (see below). Stage 1 Option expenditures could be accelerated by Thompson Creek at its discretion. Amarc remained as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercised the Stage 1 Option, Thompson Creek would have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek had to commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study had to be completed within a two-year period, which could be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the IKE Project.

Thompson Creek would become operator upon initiation of the Stage 2 Option period, and would remain operator so long as it holds a 50% interest. When Thompson Creek had concluded its’s earn-in period, the parties expected to form a joint venture to further develop the IKE Project provided that Thompson Creek earned a minimum 10% interest. Amarc would remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

During both the Stage 1 and Stage 2 Option periods, Amarc retained a ‘co-expenditure right’, whereby it could fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

On January 11, 2017 Amarc announced that Thompson Creek, having been acquired by gold-focused Centerra Gold Inc., relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek having acquired a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, has elected to exchange its participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

IKE Project Agreement with Hudbay

On July 6, 2017 Amarc announced it had entered into a Mineral Property Farm-In Agreement (the “Agreement”) with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the IKE Project.

Under the terms of the Agreement, Hudbay can earn an initial 49% ownership interest in the IKE Project under a Stage 1 Farm-in Right by funding $25 million of expenditures before December 31, 2020, of which $3.3 million was committed for 2017 and $1.6 million is committed for 2018.

Provided its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, elect to earn an additional 1% interest in the IKE Project (for a total 50% interest), by funding $15 million of additional expenditures (for a total of $40 million), also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A Joint Venture (“JV”) will be formed when Hudbay has acquired a 49% interest in the IKE Project.

Provided that Hudbay has exercised its Stage 2 Farm-in Right and acquired a 50% interest in the IKE Project, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the IKE Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV, or can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the IKE Project (for a total 60% interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all project expenditures required to submit a British Columbia Environment Assessment (“EA”) application for the IKE Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all project expenditures until the necessary EA Certificate(s) are received. Following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

As a second alternative path, Hudbay can elect, after exercising its Stage 2 Farm-in Right, to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% interest) by, as above, submitting and having accepted for review a British Columbia EA application and, if applicable, a Canadian EA application, by December 31, 2026. Again in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). As with the first path, following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

Hudbay has the right to defer either of its 2019 or 2020 expenditures, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the IKE Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project. Under either path, If Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the IKE Project. Hudbay had not earned a participating interest in the IKE Project and did not retain any royalty.

IKE Property Agreement with the Optionors

Amarc holds a 100% interest in the IKE Property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE Property, and the underlying option agreement with respect to the IKE Property, to Amarc and converted its ownership interest in the IKE Property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE Property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1.86 million in exploration expenditures (completed) on or before November 30, 2015.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the other half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) to the Optionors annually commenced on December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors.

In May 2017, the Company amended the agreement with the Optionors whereby it has the right to purchase 1% of the above mentioned 2% NSR royalty originally purchasable for $2 million prior to December 31, 2018, where Amarc now has the right to purchase that 1% for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. In consideration of this amendment, beginning on December 31, 2017 the Company will make an additional Annual Advanced Royalty payment of $25,000 to the Optionors.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite Property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement (the “Galore Option Agreement”) with Galore Resources Inc. ("Galore"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore Property by incurring $3 million in exploration expenditures within five years ($1.5 million of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option (collectively, the “Galore Option”), Galore and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty (collectively, the “NSR Royalties”) each of which may be purchased for $250,000 on or before December 31, 2024, and a 10% net profits interest royalty (collectively, the “NPI Royalties”) each of which may be purchased at any time until December 31, 2024 for $400,000 less any amount of an NPI Royalty already paid.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

In July 2016, the Company entered into a second option agreement (the “Second Option Agreement”) whereby the Company acquired the right, separate and apart from the Galore Option (the “Second Option”) to acquire 100% of Galore’s rights in and to the Galore Property in consideration of the payment to Galore of $550,000 on a staged basis on or before January 16, 2018. Under the terms of the Second Option Agreement, upon exercise of the Second Option and the Company acquiring 100% of the Galore property, the Galore Option Agreement will terminate and be of no further force and effect.

In addition, in July 2016, the Company also reached an agreement with the underlying owners of the Galore Property whereby the Company obtained the right to acquire all of the underlying owners’ residual interest in and to the Galore property, including the five NSR Royalties and the five NPI Royalties, in consideration of the payment of $100,000 ($80,000 completed) on a staged basis on or before January 16, 2018, subject to the Company exercising the Second Option.

During the Second Option exercise period, all cash payment and exploration expenditure requirements set out in the Galore Option Agreement shall cease to apply, including with respect to all cash payments payable to the underlying owners.

In January 2017 Amarc announced that it had exercised the Second Option and had acquired a 100% interest in the Galore Property from Galore, clear of any royalties to Galore, by making a final payment of $280,000. This transaction marks the successful completion by Amarc of a series of property dealings to acquire 100% of mineral claims and crown grants making up the entire IKE Project, subject to the final payment of $20,000 (completed January 16, 2018) to the underlying owners as noted above.

The DUKE Project

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over high potential porphyry copper and gold district exploration targets. DUKE is located 80 km northeast of Smithers BC, within the well-known Babine porphyry-copper district, 30 km north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver1. DUKE is also just 10 km northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study2.

1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

2 Pacific Booker Minerals Inc. news release February 27, 2009.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

The property is accessible from Smithers by road and an industrial-scale barge crossing of Babine Lake from the town of Granisle. A longer, all-road commute is available from Fort St. James, 150 km to the southeast. Power extends to the former Bell mine.

DUKE was intermittently explored between 1965 and 2010 with geochemical, IP and magnetometer surveys and 30 shallow diamond drill holes. Extensive glacial cover precludes geological surveys and hinders geochemical survey interpretation, but most of the holes drilled intersected significant lengths of porphyry-style mineralization that remains open both laterally and to depth. For example, DDH-14, intersected 87 m of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 m to the end of the hole. Another hole, DDH-02, located 430 m southeast of DDH-14 intersected 107 m of 0.30% Cu, 0.011% Mo, 1.2 g/t Ag, and 0.06 g/t Au from 30 m. Porphyry mineralization was encountered by drill holes over an area of 800 m by 400 m, which is open laterally in several directions. The average vertical depth of all holes drilled in this mineralized area is 90 m, with the deepest being only 124 m. Eighty percent of the holes drilled in this mineralized area bottomed in porphyry copper mineralization. Additionally, an historical IP survey results indicate a significant area of prospective ground has yet to be drilled.

Seven of the eight drill holes completed by Amarc in November 2017 and in early 2018, successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. Mineralization is mainly hosted by biotite-feldspar-porphyry intrusions into volcanic rocks. These rock types also host the Bell, Morrison and Granisle porphyry copper deposits in the region.

A single hole was drilled 1 km north of all other Amarc holes at DUKE in order to test the geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

Assay results from the eight holes drilled by Amarc on the DUKE project are tabulated below. Drill-hole plans and cross sections are available on the Company’s website at www.amarcresources.com. The results indicate that Amarc has discovered another important, near surface, porphyry copper-molybdenum-silver-gold deposit. The Company is considering how best to undertake the extensive further drilling required to delineate the geometry and grade distribution of this promising discovery.

In addition to the DUKE deposit, Amarc has strategically secured certain mineral claims in the region to cover other important porphyry copper-gold deposit targets for field assessment and drill testing. Amarc recently completed a comprehensive evaluation of government regional datasets in order to delineate these high potential targets for follow up.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

DUKE PROJECT ASSAY RESULTS
Drill Hole ID	Dip (o)	Azim (o)	EOH (m)	Incl.	Form (m)	To (m)	Int. [2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	59	266	519	Incl. Incl. Incl.	40 40 210 268 317 458 458 509	130 73 243 278 347 519 479 519	90 33 33 10 30 61 21 10	0.35 0.41 0.35 0.31 0.35 0.36 0.41 0.57	0.24 0.30 0.21 0.20 0.20 0.23 0.35 0.11	0.016 0.013 0.026 0.018 0.030 0.001 0.001 0.001	1.1 1.4 1.2 1.3 1.1 2.8 3.3 3.0	0.06 0.08 0.04 0.03 0.04 0.16 0.04 0.68
DK17002	45	270	527	Incl. Incl.	17 17 238 308 477 477	130 73 268 377 523 498	113 56 30 69 47 22	0.37 0.41 0.47 0.38 0.40 0.51	0.25 0.29 0.33 0.23 0.26 0.31	0.014 0.015 0.019 0.029 0.025 0.040	1.4 1.6 1.9 1.2 1.4 1.6	0.07 0.08 0.07 0.05 0.04 0.04
DK18003	50	267	529		32	68	36	0.30	0.21	0.010	1.0	0.06
					142	164	22	0.33	0.20	0.018	1.5	0.06
					395	407	12	0.47	0.21	0.004	2.3	0.34
DK18004	50	90	502		88	181	93	0.30	0.22	0.012	1.0	0.04
				Incl.	94	106	12	0.41	0.32	0.012	1.5	0.04
DK18005	55	267	485		14	344	331	0.34	0.22	0.019	1.0	0.04
				Incl.	71	232	161	0.40	0.26	0.025	1.1	0.05
				and	107	232	125	0.44	0.29	0.029	1.2	0.05
				and	212	232	20	0.64	0.45	0.033	2.0	0.06
				Incl.	308	344	36	0.43	0.30	0.020	1.3	0.07
DK18006	50	267	500		98	416	318	0.33	0.24	0.012	1.1	0.05
				Incl.	227	293	66	0.42	0.30	0.016	1.2	0.07
				Incl.	347	405	58	0.46	0.34	0.017	1.5	0.06
DK18007	55	267	560		373	544	171	0.33	0.24	0.010	1.0	0.06
				Incl.	373	394	21	0.42	0.34	0.010	1.3	0.05
				Incl.	406	424	18	0.40	0.30	0.011	1.2	0.08
				Incl.	466	544	78	0.38	0.28	0.012	1.2	0.08
DK18008	50	267	487		21	158	137	0.31	0.22	0.011	0.8	0.06
				Incl.	21	86	65	0.41	0.30	0.012	1.1	0.08
					447	464	17	0.38	0.28	0.010	1.4	0.07
71-02	45	90	163		30	128	98	0.40	0.30	0.012	1.2	0.07
71-10	45	90	170		18	165	147	0.40	0.27	0.017	1.8	0.07
				Incl.	62	165	102	0.47	0.31	0.021	2.1	0.09
71-14	90	0	115		29	115	87	0.53	0.40	0.021	2.2	0.05
71-19	90	0	90		47	80	34	0.43	0.27	0.026	2.0	0.05

[1]	Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1300/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
[2]	Widths reported are drill widths, such that the true thicknesses are unknown.
[3]	All assay intervals represent length weighted averages.
[4]	Some figures may not sum exactly due to rounding.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

DUKE Project Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the DUKE property (16 mineral claims) at the vendor’s direct acquisition costs of $168,996.

There are no royalties associated with the DUKE property.

The JOY Project (comprising the JOY and PINE Properties and the Staked Claims)

The JOY Project comprises the JOY and PINE Properties and also the Staked Claims which were acquired directly by Amarc. In 2016, the Company acquired 100% of the JOY Property in the northern portion of the Project. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 which provide that Amarc can purchase 100% of the PINE Property. Further to the deal with GFTEC and Cascadero being concluded Hudbay and Amarc agreed to include both the PINE Property and the Staked Claims into the JOY Project.

The JOY Project is located 310 km north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central BC, which is one of BC’s best areas for the discovery of precious metals-rich porphyry deposits. Seasonal roads cross the PINE property claims (southern part of the JOY Project), accessing the Pine deposit, and by road from the Brenda porphyry copper deposit, which come within approximately 0.5 km of the JOY Project. The JOY Project is also accessed by helicopter from staging, or from the Kemess mine site located 25 km due south. Power also extends to the Kemess mine site and its 300-person camp.

The Kemess District is well-known to Amarc’s technical team, as the Company draws on the technical expertise of Hunter Dickinson Inc. who is credited as the first team to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into El Condor Resources, which developed them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20103 (Kemess South). More recently in January 2018, Centerra Gold Inc. concluded the purchase of the Kemess Project from former owner Aurico Metals for $310 million thereby acquiring the Kemess Underground Project, the Kemess East Deposit and the former Kemess South Mine infrastructure4 – news that added to the impetus of the growing mineral exploration and discovery interest in this prodigious region. The advanced stage Kemess Underground Project has received its Environmental Assessment approval and concluded an IBA, in addition to which positive results from a Preliminary Economic Assessment were announced for Kemess East in 2017. Further, exploration drilling at the Kemess East Deposit returned intercepts such as 628 m grading 0.53 g/t Au and 0.41% Cu.

3 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

4 Centerra Gold Inc. news release January 8, 2018.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Amarc considers the JOY Project to represent the northern extension to the prolific Kemess porphyry gold-copper district. Highly favorable geology, surface geochemical sampling, along with the drilling of 136 holes by past operators, resulted in narrowing the exploration focus to a number of important-scale, gold-copper deposit targets. One prime target area, the PINE Deposit is the subject of historical resource estimates that are not categorized as prescribed by National Instrument 43-101.

The 2017 programs on the JOY property included 50 km² of geological mapping, collection of 638 surface geochemical samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes focused on the JOY property. This drilling tested a coincident IP geophysical and geochemical target on the JOY property claims. The three exploration holes returned strongly anomalous results in gold and zinc over significant intervals, hosted mainly within highly altered quartz monzonite intrusive and volcanic rocks. These results are comparable to those from two historical holes drilled by a previous operator some 2 km to the east on the adjoining PINE property claims. Taken together these long intervals of highly altered and anomalous core may represent a classic rock alteration style typically found flanking porphyry copper-gold deposits.

As work progressed in 2017, Amarc recognized the high potential for major gold-copper deposit discoveries on the PINE property claims. Notably, over 10 incompletely tested or untested multiple magnetic, geochemical and IP compelling porphyry gold-copper deposit targets occur in, and with proximity to, a prominent, 20 km long, northeast trending structural belt located 1.5 km south of Amarc’s 2017 drilling. Amarc has identified this compelling target trend as the Finlay Magnetic Corridor, which also hosts the historical PINE and TREE porphyry gold-copper deposit (see new corporate presentation at www.amarcresources.com). As such the Company successfully concluded option agreements with GFTEC and Cascadero to acquire the PINE Property claims.

Extensive airborne and ground surveys completed in 2018, over more than 10 deposit-scale targets within the newly acquired PINE Property claims, included 1,356 line-km of airborne magnetic and 63 line-km of ground IP geophysics surveys, collection of 2,676 soil geochemical samples, 98 km2 of detailed geological mapping and the drilling of two core holes totalling 946 m. These exploration surveys have significantly advanced the project identifying five clusters of drill-ready targets, covering areas from 1.5 km2 to more than 5 km2. These targets are defined by a combination of positive factors that include: IP chargeability highs indicating large sulphide mineralized systems; areas of notable gold and copper enrichment identified by shallow (generally less than 150 m) historical drill holes; coincident, high-contrast copper, gold, silver, ± molybdenum and zinc soil geochemical anomalies; and favorable geology and magnetic signatures. Each of these five targets has the potential to host a significant porphyry gold-copper deposit. Multiple drill holes are required for the initial testing of each target area.

One other potential target at JOY was partially tested at the end of the 2018 season by two, widely spaced drill holes. The first hole encountered classic porphyry-style alteration and sulphide mineralized rock units with geochemically anomalous gold concentrations throughout its 563 m length. This finding is compatible with the edge of a productive mineralized system. Further drilling is warranted, targeting the potential potassic core of this specific mineralized system. The second exploration hole returned no significant results.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

JOY Project Agreements

The mineral claims comprising the Staked Claims were staked and are owned 100% by Amarc. The property acquisition agreements relating to the JOY Project, and also the JOY and PINE Property claims are outlined below.

JOY Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the JOY Property claims (15 mineral claims) at the vendor’s direct acquisition costs of $335,299, which included required claim assessment work filings.

The JOY Property is subject to an underlying NSR royalty to a former owner from production which is capped at $3.5 million.

JOY Project Agreement with Hudbay

On August 22, 2017 Amarc announced it had entered into a Mineral Property Farm-In Agreement (the “Agreement”) with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project.

Under the terms of the Agreement Hudbay can earn an initial 49% interest in the JOY Project under a Stage 1 Farm-in Right by funding $15 million of expenditures before December 31, 2020, of which $1.9 million was committed for 2017 and $2 million is committed for 2018.

When its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, earn an additional 1% ownership interest in the JOY Project (for a total 50% ownership interest) by funding $5 million of expenditures (for a total of $20 million) also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A Joint Venture (“JV”) will be formed when Hudbay has acquired a 49% interest in the JOY Project.

Provided that Hudbay has exercised the Stage 2 Farm-in Right and acquired a 50% interest, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the JOY Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV or Hudbay can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the JOY Project (for a total 60% ownership interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia environmental assessment (“EA”) application for the JOY Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all approved project expenditures until all necessary EA Certificates are received. Following receipt of the EA Certificate(s), all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

As a second alternative path, after exercising its Stage 2 Farm-in Right Hudbay can elect to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% ownership interest) by, like above, submitting a British Columbia EA application and, if applicable, a Canadian EA application by December 31, 2026. Again, in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). Following receipt of project approvals from government, all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

Hudbay has a one-time right to defer either of its 2019 or 2020 expenditures in the Stage 1 or Stage 2 Farm-in periods, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the JOY Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project. Under either alternative path, if Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021. The partners have also agreed to include Amarc’s recently acquired PINE Property claims and the Staked Claims into the JOY Project.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the JOY Project. Hudbay had not earned a participating interest in the JOY Project and did not retain any royalty.

PINE Property Agreements

In August, 2017 Amarc announced that it had concluded option agreements with each of GFTEC and Cascadero which enable Amarc to purchase 100% of the 323 km2 PINE Property claims (the “Property”).

Agreement with Gold Fields

Amarc’s wholly-owned subsidiary (“Amarc Subco”) has entered into an option agreement with GFTEC (the "GFTEC Agreement") pursuant to which Amarc Subco obtained the option (the “Option”) to acquire all of GFTEC’s 51% interest in the Property.

Amarc Subco can exercise the Option at any time within four years from the date of the GFTEC Agreement (the “Option Period”) by completing the public listing of Amarc Subco on the TSX Venture Exchange and issuing to GFTEC securities in the capital of that Company so that GFTEC holds 15% of the shares and 15% of any warrants on issue (on a fully diluted basis) following completion of the listing. GFTEC has the right to maintain its 15% pro rata interest through participation in future fundraisings and other share issuances.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

To maintain the right to exercise the Option at any time over and up to the four-year Option Period, Amarc must conduct in stages, up to a total of $2.75 million of exploration expenditures (completed) on the Project. But no expenditures are required after the Option to acquire GFTEC’s 51% interest is exercised.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares. If Amarc Subco does not exercise the Option or terminates the GFTEC Agreement at any time during the four years Option Period, then Amarc Subco may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed; varying over the four-year option from a low of no payment to an absolute maximum of $1,375,000 in the event no exploration work was done by Amarc.  As Amarc has completed the required $2.75 million of exploration expenditures, no termination payment will be required.

Agreement with Cascadero

Amarc has also entered into an option agreement (the “Cascadero Agreement”) with Cascadero pursuant to which Amarc was granted an option (the “Cascadero Option”) to acquire all of Cascadero’s 49% interest in the Property. In order to exercise the Cascadero Option, Amarc is required to make staged cash payments to Cascadero in the aggregate amount of $1 million before October 31, 2018, and issue on a staged basis common shares in its capital to Cascadero having an aggregate value equal to $950,000 at a minimum per share value of 18 cents before October 31, 2018. In lieu of issuing any common shares, Amarc may elect to pay to Cascadero the value of the shares in cash.

On October 31, 2018 Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

The PINE property is subject to a 3% Underlying NSR royalty payable to a former owner. Amarc has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 Amarc shares, payable in stages through to January 31, 2019 (the “Capped Royalty Agreement”).

The GFTEC Agreement, Cascadero Agreement and Capped Royalty Agreement were subject to TSX Venture Exchange approval which has been received.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

Galileo – Blackwater District Property

Amarc owns a 100% interest in the Galileo property, which is located within the Blackwater district, approximately 75 km southwest of Vanderhoof, BC, and 176 km southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Company has completed an approximately 5,120 line-km of helicopter-borne, magnetic and electromagnetic geophysical survey over certain properties in the Blackwater district, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line-km of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing.

The Galileo property is located approximately 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc has undertaken consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive working relationship.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.	CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at HDI and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 km west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive and respectful working relationship with respect to the Newton property

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Market Trends

Average annual prices for copper, molybdenum, gold and silver during last 5 years are shown in the following table:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26/lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019 (to the date of this document)	2.76/lb	11.95/lb	1.338/oz	15.45/oz

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.3	SELECTED Annual Information

Not required for the interim MD&A.

1.4	Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
($ 000’s)	2019	2019	2018	2018	2018	2018	2017	2017
Net (income) loss	$553	$197	$909	$104	$739	$283	$1,068	$(67)
Basic and diluted (income) loss per share	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00	$0.01	$(0.00)

The variations in net results over the fiscal quarters presented above were caused be the Company’s mineral exploration and evaluation activities, which typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for additional discussions.

1.5	Results of Operations

The Company recorded a decrease in net loss of $186,000 from a net loss of $739,000 for the prior period to a net loss of $553,000 for the current period.

The following table provides changes in expenditures and cost recoveries in the current year presented compared to the prior year:

Expenditures/recoveries	Three months ended	Three months ended
	June 30, 2019	June 30, 2018
(Decrease) Increase in exploration and evaluation expenditures	$(880,000)	$748,000
(Decrease) in administrative expenditures	(5,000)	(22,000)
(Decrease) Increase in cost recoveries	(680,000)	680,000

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

The above noted changes in the level of expenditures and cost recoveries in the current periods presented compared to the prior periods are commensurate with the decrease in the Company’s operating and financing activities as discussed herein.

A breakdown of the Company’s exploration and evaluation expenses for the three months ended June 30, 2019 and 2018 is as follows:

Year ended June 30, 2019	IKE	JOY	DUKE	Other	Total
Assays and analysis	$675	$3,783	$1,020	$136	$5,614
Drilling	–	–	–	–	–
Equipment rental	–	4,350	–	–	4,350
Geological, including geophysical	15,211	52,076	94,237	36,789	198,313
Helicopter and fuel	–	–	–	–	–
Property acquisition and assessment costs	198	–	21,070	–	21,268
Site activities	–	5,924	–	2,965	8,889
Socioeconomic	675	53,583	12,228	–	66,486
Travel and accommodation	1,099	3,535	235	1,762	6,631
Total	$17,858	$123,251	$128,790	$41,652	$311,551

Year ended June 30, 2018	IKE	JOY	DUKE	Other	Total
Assays and analysis	$4,846	$32,727	$52,416	$(4,900)	$85,089
Drilling	–	–	246,033	–	246,033
Equipment rental	5,453	10,843	8,379	–	24,675
Geological, including geophysical	24,581	280,201	51,660	5,944	362,386
Helicopter and fuel	–	48,185	–	–	48,185
Property acquisition and assessment costs	198	–	–	–	198
Site activities	37,739	157,111	125,181	7,304	327,335
Socioeconomic	5,423	46,583	8,168	–	60,174
Travel and accommodation	6,150	7,804	5,104	–	19,058
Total	$84,390	$583,454	$514,941	$8,348	$1,191,133

During the prior year, the Company’s IKE Project and JOY Project exploration and evaluation activities were primarily funded by Hudbay. Accordingly, the Company recorded cost recoveries during the prior period of $95,000 and $585,000 related to the IKE Project and JOY Project, respectively, representing such funding. In January 2019, the Company announced that Hudbay had relinquished its options to earn an interest in the IKE Project and JOY Project.

General and administration expenses for the current period of $183,000 are consistent with the prior period of $188,000. The Financial Statements provides a breakdown of the Company’s general and administration expenses for the period.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.6	Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At June 30, 2019, the Company had a cash balance of $78,000 and a working capital deficit of approximately $1,275,000, which was primarily due to a director’s loan of $1,000,000 due in November 2019 that was reclassified as a current liability. The Company is in discussions in regards to an extension to the loan.

After the end of the reporting period, the Company entered into certain loan agreements with a director and a company wholly-owned by a director, pursuant to which the Company received an aggregate principal sum of $375,000. The Company plans its cash spending based on the availability of funds.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

1.7	Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.10	Fourth Quarter

Not required for the interim MD&A.

1.11	Proposed Transactions

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as of the date of this MD&A:

Number
Common shares	170,602,894
Share purchase warrants	5,000,000

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4	Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

1.15.5	Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16	Risk Factors

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

●	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

●	metal prices, which may be volatile, and are highly cyclical; and

●	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

●	the progress of ongoing exploration and development;

●	the results of consultants' analyses and recommendations;

●	the rate at which operating losses are incurred;

●	the execution of any joint venture agreements with strategic partners; and

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

●	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2019

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.